UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date:     June 6, 2014

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders

Business Report for the 12th Fiscal Year

April 1, 2013 to March 31, 2014

Sumitomo Mitsui Financial Group, Inc.

(Documents Attached to the Notice of Convocation of the Ordinary General Meeting of Shareholders)

Business Report for the 12th Fiscal Year

(April 1, 2013 to March 31, 2014)

1.  Matters Regarding the Current Conditions of the Company

(1)	Business Progress and Results of the Group

Economic and Financial Environment

During the 12th fiscal year, although some emerging countries experienced an economic slowdown, the global economy continued to recover mainly due to an economic pickup in developed countries, including a continued moderate recovery in the U.S. and improvement in Europe. The Japanese economy also continued to recover moderately as capital spending recovered on improved corporate earnings, and on firm personal consumption, reflecting an improvement in the employment and household income situation, among other factors.

In the Japanese financial and capital markets, short-term interest rates remained at a low level on the back of the Bank of Japan’s quantitative and qualitative monetary easing policy. Long-term interest rates, which had climbed to above 0.9% at one point in May of last year, declined to around 0.6% toward the end of the fiscal year. The yen, which had been at above 94 yen against the U.S. dollar at the end of the previous fiscal year, depreciated to above 103 yen against the U.S. dollar by the end of the current fiscal year, due mainly to the monetary easing in Japan and the tapering of quantitative easing in the U.S. The Nikkei stock average increased from the 12,000 yen mark at the end of the previous fiscal year to the 14,000 yen mark by the end of the current fiscal year on the yen’s depreciation.

Under such circumstances, in Japan, the Amendment Act of Financial Instruments and Exchange Act, Etc. was approved in June 2013 for the primary purpose of strengthening the functions of the financial and capital markets and the financial industry in Japan. In addition, NISA (Nippon Individual Savings Account), a new type of tax exemption program for small investors, was introduced in January 2014. Furthermore, in December 2013, the U.S. financial regulatory authorities released the final draft of the rule that, in principle, prohibits banks operating in the U.S. from engaging in certain speculative trading activities (the Volcker Rule).

Business Progress and Results

Under these economic and financial circumstances, Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiaries (hereinafter, collectively with the Company, “the Group”), presently conduct mainly commercial banking and other financial services, including leasing, securities and consumer finance. The Group’s basic policies for fiscal year 2013, the last year of the medium-term management plan for the three fiscal years from 2011 to 2013, were as follows: “Proactively contribute to the revitalization of the Japanese economy, and as a result achieve the growth of SMFG” and “Create new business models and take on the challenge of innovation for our next leap forward.” We continued to proactively support the revitalization of the Japanese economy through financing, and responded to the changes in the financial needs of our clients and business environment in order to achieve our medium- to long-term growth.

First, the Group enhanced its functions in order to provide even higher quality services to our clients.

For our retail clients, the Group provided products and services according to the needs and life stage of the client. Specifically, Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), SMBC Nikko Securities Inc. (hereinafter, “SMBC Nikko Securities”), and SMBC Friend Securities Co., Ltd. and other Group companies worked proactively to familiarize clients with the NISA, a new type of tax exemption program for small investors. In addition, a collaborative effort to introduce clients with asset management and succession needs to each other was launched at some branches of SMBC and SMBC Nikko Securities in order to accommodate the diverse needs of our clients. Furthermore, SMBC expanded its own lineup of investment trusts, housing loans, and other products. It also concentrated the head office functions of inheritance-related services in the “Private Advisory Business Department,” in order to promptly respond to such needs of business owners, landowners, and other clients, through providing testamentary trusts and other services. We also improved customer convenience. Sumitomo Mitsui Card launched a settlement service for credit cards using smartphones, Cedyna enhanced its internet loans, and SMBC Consumer Finance introduced automated contract machines that can also be used to apply for loans provided by SMBC.

With regards to our corporate clients, SMBC continued to provide “Business Select Loan,” which do not require collateral or a third-party guarantee, as well as other services, to meet the financing and business restructuring needs mainly of medium-sized and small corporate clients even after the expiration of SME Financing Facilitation Act. We also took further measures to fully leverage our advisory capabilities in order to provide optimal solutions to our clients’ management and other issues, and supported growth sectors by financing power generation projects that utilize renewable energies such as solar and wind power, and setting up “Healthcare REIT,” which specialize in investments in health care facilities such as nursing homes. In addition, SMBC further enhanced its research and advisory capabilities and strengthened its ability to support the strategy planning of globally active large corporations from the planning stage by concentrating experienced staff with expert knowledge of individual industries in the “Corporate Advisory Division” and increasing the number of representatives deployed overseas. Furthermore, SMBC Nikko Securities enhanced its ability to meet the needs of Japanese corporations seeking overseas M&A. In November 2013, we established a new organization, where employees from both SMBC Nikko Securities and SMBC wear two hats: as a commercial banker and as an investment banker. With this organization, we enhanced our capabilities in the wholesale securities business through one-stop services that meet the diverse funding needs of clients by advising on multiple funding techniques such as loans and corporate bond issuances.

In our international business, SMBC actively engaged in infrastructure finance and trade finance. We enhanced our transaction banking business and ancillary financing businesses through measures such as launching services for centralized management of domestic and overseas funds for more efficient cash management mainly for major corporate clients operating globally. In order to meet the increase in overseas assets, we took measures for our stable foreign-currency funding, including issuing foreign-currency corporate bonds. We further pursued our goal of becoming a “globally active diversified financial services group with Asia as our home market” by acquiring a stake in the Indonesian financial institution PT Bank Tabungan Pensiunan Nasional Tbk, in addition to our previous investment in Vietnam Export Import Commercial Joint-Stock Bank, and advanced our “multi-franchise strategy” to establish a full line commercial banking services, covering both retail and corporate clients, in Asia’s emerging markets.

In non-asset businesses, including transaction banking services and asset management, Sumitomo Mitsui Asset Management Company, Limited promoted collaboration with asset management companies overseas, including a joint development of investment products with China Post & Capital Fund Management Co., Ltd., while collaborating with SMBC and SMBC Nikko Securities to enhance its capabilities to develop and manage investment trust products.

Second, we also steadily reinforced our corporate infrastructure in line with our group-wide and global business operations. Specifically, in addition to further reinforcing our group-wide risk-management structure, we developed human resources globally primarily by enhancing personnel exchanges and training among Group companies. Furthermore, we supported employees on a long-term leave due to childbirth or childcare through measures such as conducting training programs to facilitate their return to the workplace, and endeavored to foster diversity by more actively hiring and promoting talented human resources regardless of gender or nationality. With regards to compliance, in line with the expansion of our group-wide and global business operations, we reviewed and, as necessary, revised the compliance systems of our Group companies. Regarding antisocial forces and financial crimes, we reinforced our compliance and internal control systems throughout the entire Group by increasing the number of personnel specializing in these matters while strengthening the partnership with the police, among other measures.

As a result of these measures, the Group recorded ordinary income and net income on a consolidated basis of 1,432.3 billion yen and 835.3 billion yen, respectively, for the 12th fiscal year.

Issues to be addressed

The Group’s vision for the next decade is as follows: We aim to become a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region. Specifically, we aim to achieve the following three points during the next decade.

O We aim to become a truly Asia-centric institution. O We aim to develop the best-in-class earnings base in Japan. O We aim to realize true globalization and continue to evolve our business model.

The Group also set the following four management goals of the three-year medium-term management plan, from fiscal 2014 to fiscal 2016, as the first step toward realizing our vision.

(1)            Develop and evolve client-centric business models for main domestic and international businesses

(2)            Build a platform for realizing Asia-centric operations and capture growth opportunities

(3)            Realize sustainable growth of top-line profit while maintaining soundness and profitability

(4)            Upgrade corporate infrastructure to support next stage of growth

We plan to implement the following initiatives to achieve these management goals.

Firstly, we aim to develop and evolve client-centric business models for our main domestic and international businesses. We intend to create new business models that are even-more client-centric and implement strategies with speed in order to create a stronger franchise both domestically and internationally and enhance our capability to address our clients’ needs, which are becoming more diverse and sophisticated.

For our large corporate clients, whose activities are becoming more global and cross-border, we are creating a unique business model to meet their needs, thereby enhancing our business base. Specifically, we are strengthening the collaboration between SMBC and SMBC Nikko Securities Inc. and accelerating the integration of the business activities of domestic and international offices for a more seamless operation. Further, we aim to offer higher quality services to a wider range of clients by leveraging our extensive knowledge of domestic and overseas industries.

For medium and small-sized corporate clients, we aim to meet the financial needs of each individual company. Further, under the new marketing structure, we intend to comprehensively address the needs of business owners through one-stop services. At the same time, we seek to proactively contribute to the revitalization of the Japanese economy by supporting growth industries and companies.

For individual clients, whose needs are changing due to the accelerated shift from savings to investment and changing lifestyles, we aim to meet their needs through a group-wide effort. Specifically, we intend to further promote the collaboration between SMBC and SMBC Nikko Securities Inc.. Further, we intend to strengthen our unique private banking business model combining the capabilities of our group companies. In the consumer finance business, we aim to achieve the top share in the domestic market by managing the business on a group basis.

For globally operating non-Japanese corporate clients, we aim to enhance our capability to address their needs by expanding our global network, while enhancing our product line-up and promoting cross-selling. Further, we intend to create a new business model to meet the needs of institutional investors by establishing a group-wide framework, centered on SMBC and SMBC Nikko Securities Inc., and enhancing our ability to originate and distribute financial products.

In addition, we aim to utilize information and communication technology (ICT) and build on our transaction banking business; both are necessary underpinnings in our business. We intend to offer new leading-edge services through various measures, including alliances with leading ICT players.

Secondly, we aim to build a platform for realizing Asia-centric operations and capture growth opportunities. We intend to steadily create a business platform in Asia, with the enhancement of our Asia business as the principal strategy for the whole group, and prioritize the allocation of resources, including human resources and infrastructure, to Asia. Specifically, we plan to increase our group’s presence in Asia through the development and expansion of our existing businesses and the acceleration of our “multi-franchise strategy.” The aim of our multi-franchise strategy is to firmly establish ourselves as a full-line commercial bank in countries with high growth potential.

Thirdly, we aim to realize sustainable growth of top-line profit while maintaining soundness and profitability. Underpinned by the stable financial base built during the previous years, we intend to focus more on growth in the coming years. We will aim for the sustainable growth of our consolidated gross profit by developing and evolving our business models and allocating resources in growth fields.

Fourthly, we aim to upgrade corporate infrastructure to support next stage of growth. Our business is expanding globally, and we intend to strengthen our corporate platform to support our business growth. Specifically, we plan to promote diversity in order to set diversity as a source of competitiveness as well as upgrade our risk management system. Regarding compliance, we plan to further upgrade our system for complying with domestic and international laws and regulations by measures such as streamlining the system for prevention of money laundering.

The Group aims to respond to shareholders’ expectations through steady growth by execution of the initiatives described above.

We look forward to the continued understanding and support of our shareholders in these endeavors.

(2)	Changes in Financial Position and Results of Operations (Consolidated Basis and Non-Consolidated Basis)

a.	Changes in Financial Position and Results of Operations (Consolidated Basis)

Unit: billions of yen

	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)
Ordinary income	3,845.8	3,945.2	4,326.4	4,641.8
Ordinary profit	825.4	935.5	1,073.7	1,432.3
Net income	475.8	518.5	794.0	835.3
Comprehensive income	413.3	665.2	1,458.1	1,303.2
Net assets	7,132.0	7,254.9	8,443.2	9,005.0
Total assets	137,803.0	143,040.6	148,696.8	161,534.3

(Notes)	1.	Amounts less than one hundred million yen have been omitted.
	2.

Comprehensive income for FY2010 was calculated by adopting “Accounting Standard for Presentation of Comprehensive Income” (Accounting Standards Board of Japan (“ASBJ”) Statement No.25) on a retroactive basis.

	3.	The Company has 324 consolidated subsidiaries and 46 unconsolidated subsidiaries and related companies accounted for by the equity method as of March 31, 2014.

b.	Changes in Financial Position and Results of Operations (Non-Consolidated Basis)

Unit: billions of yen

	FY2010 (Fiscal year ended March 31, 2011)	FY2011 (Fiscal year ended March 31, 2012)	FY2012 (Fiscal year ended March 31, 2013)	FY2013 (Fiscal year ended March 31, 2014)
Operating income	222.2	181.3	179.5	220.3
Dividends received	206.8	166.2	165.4	206.8
Dividends received from banking subsidiaries	191.1	158.6	152.1	190.3
Dividends received from other subsidiaries	14.5	5.5	11.2	13.5
Net income	(millions of yen 191,539)	(millions of yen 149,919)	(millions of yen 147,981)	(millions of yen 189,018)
Net income per share	(yen 131.42)	(yen 107.06)	(yen 104.93)	(yen 134.04)
Total assets	6,237.6	6,153.4	6,266.8	6,279.7
Investments in banking subsidiaries	5,385.4	5,175.4	5,175.4	5,175.4
Investments in other subsidiaries	703.1	823.5	927.4	927.4
(Note) Amounts less than one hundred million yen have been omitted.

(3)	Employees of the Group

	March 31, 2014
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	31,037	2,461	10,182	10,041	12,754

	March 31, 2013
	Commercial Banking	Leasing	Securities	Consumer Finance	Other Business

Number of employees	30,430	2,399	9,884	9,237	12,685

(Notes)	1.

The number of employees is the number of persons engaged in the Group, including local staff overseas, but not including employees on short-term contracts and temporary employees (19,597 persons as of March 31, 2014; 19,617 persons as of March 31, 2013).

	2.	The number of employees is the number of persons engaged in the Company and consolidated subsidiaries.

(4)	Principal Offices of the Group

a.	Commercial Banking

Sumitomo Mitsui Banking Corporation:

Domestic:	Head Office, Tokyo Main Office, Osaka Head Office, Kobe Main Office, and 651 other branches and sub-branches (656 as of March 31, 2013)
Overseas:	New York Branch and 32 other branches and sub-branches (28 as of March 31, 2013)

THE MINATO BANK, LTD.:

Head Office and 106 other branches (106 as of March 31, 2013)

Kansai Urban Banking Corporation:

Head Office and 156 other branches (158 as of March 31, 2013)

b.	Leasing

Sumitomo Mitsui Finance and Leasing Company, Limited:

Tokyo Head Office, Takebashi Office, Osaka Head Office, etc.

c.	Securities

SMBC Nikko Securities Inc.:

Head Office, etc.

SMBC Friend Securities Co., Ltd.:

Head Office, etc.

d.	Consumer Finance

Sumitomo Mitsui Card Company, Limited:

Tokyo Head Office, Osaka Head Office, etc.

Cedyna Financial Corporation:

Head Office, Tokyo Head Office, etc.

SMBC Consumer Finance Co., Ltd.:

Head Office, etc.

e.	Other Business

The Japan Research Institute, Limited:

Tokyo Head Office, Osaka Head Office, etc.

(5)	Capital Investment of the Group

a.	Total Amount of Capital Investment

Unit: millions of yen

Reportable segment	Amount

Commercial Banking	154,509

Leasing	3,085

Securities	22,759

Consumer Finance	41,292

Other Business	10,745

Total	232,392

(Notes) 1.	Amounts less than one million yen have been omitted.
2.	Amount above indicates the total amount of capital investment for the Company and consolidated subsidiaries.

b.	Establishment of Principal Facilities, etc.

Unit: millions of yen

Reportable segment	Company name	Description	Amount

Commercial Banking	Sumitomo Mitsui Banking Corporation	Capital investment in branches	22,916
		Software	56,196

Leasing	There are no important matters to be stated.		-

Securities	There are no important matters to be stated.		-

Consumer Finance	There are no important matters to be stated.		-

Other Business	There are no important matters to be stated.		-

    (Note)    Amounts less than one million yen have been omitted.

(6)	Parent Company and Principal Subsidiaries, etc.

a.	Parent Company

Not applicable.

b.	Principal Subsidiaries, etc.

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Sumitomo Mitsui Banking Corporation	Chiyoda-ku, Tokyo	Commercial banking	June 6, 1996	1,770,996	100.00	-
Sumitomo Mitsui Finance and Leasing Company, Limited	Minato-ku, Tokyo	Leasing	February 4, 1963	15,000	60.00	-
SMBC Nikko Securities Inc.	Chiyoda-ku, Tokyo	Securities	June 15, 2009	10,000	100.00 (100.00)	-
SMBC Friend Securities Co., Ltd.	Chuo-ku, Tokyo	Securities	March 2, 1948	27,270	100.00	-
Sumitomo Mitsui Card Company, Limited	Chuo-ku, Osaka	Credit card	December 26, 1967	34,000	65.99 (65.99)	-

Company name	Location	Main business	Date of establishment	Capital (millions of yen)	Percentage of the Company’s voting rights (%)	Other
Cedyna Financial Corporation	Naka-ku, Nagoya	Credit card and Installment	September 11, 1950	82,843	100.00 (100.00)	-
SMBC Consumer Finance Co., Ltd.	Chuo-ku, Tokyo	Consumer Lending	March 20, 1962	140,737	100.00	-
The Japan Research Institute, Limited	Shinagawa-ku, Tokyo	System development, data processing, management consulting, and economic research	November 1, 2002	10,000	100.00	-
THE MINATO BANK, LTD.	Chuo-ku, Kobe	Commercial banking	September 6, 1949	27,484	46.44 (46.44)	-
Kansai Urban Banking Corporation	Chuo-ku, Osaka	Commercial banking	July 1, 1922	47,039	60.18 (60.18)	-
Sumitomo Mitsui Banking Corporation Europe Limited	London, U.K.	Commercial banking	March 5, 2003	329,216 [USD 3,200 million]	100.00 (100.00)	-
Sumitomo Mitsui Banking Corporation (China) Limited	Shanghai, People’s Republic of China	Commercial banking	April 27, 2009	116,130 [RMB 7,000 million]	100.00 (100.00)	-
SMBC Guarantee Co., Ltd.	Minato-ku, Tokyo	Credit guarantee	July 14, 1976	187,720	100.00 (100.00)	-
SMBC Finance Service Co., Ltd.	Minato-ku, Tokyo	Collecting agent and factoring	December 5, 1972	71,705	100.00 (100.00)	-
SMBC Capital Markets, Inc.	Wilmington, Delaware, U.S.A.	Derivatives	December 4, 1986	0 [USD 100]	100.00 (100.00)	-
PT Bank Tabungan Pensiunan Nasional Tbk	Jakarta, Republic of Indonesia	Commercial banking	February 5, 1958	1,062 [IDR 116.8 billion]	40.00 (40.00)	-
Sumitomo Mitsui Auto Service Company, Limited	Shinjuku-ku, Tokyo	Leasing	February 21, 1981	6,950	33.99	-
Daiwa SB Investments Ltd.	Chiyoda-ku, Tokyo	Investment advisory and investment trust management	June 1, 1973	2,000	43.96	-

(Notes)	1.	The capital has been rounded down to the nearest unit and the percentage of the Company’s voting rights in subsidiaries has been rounded down to the nearest second decimal place.
	2.	The capital denominated in foreign currency has been translated into Japanese yen at the exchange rate as of the account closing date.
	3.	Figures in parentheses ( ) in the voting rights column indicate voting rights held indirectly.
4.

The percentage of the Company’s voting rights in subsidiaries for THE MINATO BANK, LTD. includes 40.38% of the percentage of the Company’s voting rights attached to shares that Sumitomo Mitsui Banking Corporation contributed to the retirement benefits trust. The voting rights attached to the shares are to be exercised at the instruction of SMBC.

	5.	PT Bank Tabungan Pensiunan Nasional Tbk became the Company’s affiliated company accounted for by the equity method from the current fiscal year through an acquisition of stock by SMBC.

Significant Business Alliance

The Company, Sumitomo Mitsui Card Company, Limited, and Sumitomo Mitsui Banking Corporation have formed a business alliance with NTT DoCoMo Inc. mainly for the joint promotion of a new credit settlement service using mobile phones.

(7)	Major Borrowings

Creditor	Balance of borrowings (millions of yen)	Investment in the Company
		Number of shares held (100 shares)	Percentage of voting rights (%)
Sumitomo Mitsui Banking Corporation	1,228,030	428,209	-

(Notes)	1.	Amounts less than one million yen have been omitted for the balance of borrowings, and amounts less than one hundred shares have been omitted for the number of shares held.
	2.	There are no borrowings other than those mentioned above.

(8)	Material Matters regarding Business Transfer, etc.

Not applicable.

2.  Matters regarding Directors and Corporate Auditors

(1)	Directors and Corporate Auditors

(As of March 31, 2014)

Name	Position and responsibility	Significant concurrent positions	Other
Masayuki Oku	Chairman of the Board	Director of Kao Corporation Director of Panasonic Corporation Corporate Auditor of Nankai Electric Railway Co., Ltd.	-
Koichi Miyata	President (Representative Director)	Director of Sumitomo Mitsui Banking Corporation	-
Takeshi Kunibe	Director	President of Sumitomo Mitsui Banking Corporation (Representative Director) Director of NEC Corporation	-
Ken Kubo	Director (Representative Director) Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director) Representative Director and President of SMFG Card & Credit, Inc.	-
Yujiro Ito	Director (Representative Director) Responsible for General Affairs Dept. and Human Resources Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Masahiro Fuchizaki	Director Responsible for IT Planning Dept.	Director of Sumitomo Mitsui Banking Corporation Director of The Japan Research Institute, Limited	-
Nobuaki Kurumatani	Director Responsible for Public Relations Dept., Corporate Planning Dept., Financial Accounting Dept. and Subsidiaries & Affiliates Dept.	Director of Sumitomo Mitsui Banking Corporation	-
Manabu Narita	Director Responsible for Audit Dept.	Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Kozo Ogino	Director Responsible for Corporate Risk Management Dept.	Managing Executive Officer of Sumitomo Mitsui Banking Corporation	-
Shigeru Iwamoto	Director (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-

Name	Position and responsibility	Significant concurrent positions	Other
Yoshinori Yokoyama	Director (outside)	Status of concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Kuniaki Nomura	Director (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Koichi Minami	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	-
Yoji Yamaguchi	Standing Corporate Auditor	-	-
Shin Kawaguchi	Standing Corporate Auditor	-	-
Ikuo Uno	Corporate Auditor (outside)	Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-
Satoshi Itoh	Corporate Auditor (outside)	Certified Public Accountant Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	He has considerable expertise in finance and accounting.
Rokuro Tsuruta	Corporate Auditor (outside)	Attorney at Law Status of other concurrent positions shall be as described in “Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors” below.	-

(Notes)	1.	Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura are Outside Directors as provided for in Article 2, Item 15 of the Companies Act.
	2.	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors as provided for in Article 2, Item 16 of the Companies Act.
	3.

The Company has designated Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama, Kuniaki Nomura and Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta as Independent Directors/Auditors in accordance with the requirements the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

	4.	Changes in positions and responsibilities and in significant concurrent positions as of April 1, 2014:

Director (Representative Director)	Yujiro Ito	Director of Sumitomo Mitsui Banking Corporation (Representative Director)
Director	Nobuaki Kurumatani	No longer responsible for Subsidiaries & Affiliates Dept.
Director	Manabu Narita	Resigned Director Director of Sumitomo Mitsui Banking Corporation
Director	Kozo Ogino	Director of Sumitomo Mitsui Banking Corporation

5.

The Company appointed one Substitute Corporate Auditor to serve as a substitute for all Outside Corporate Auditors, in case the number of Corporate Auditors fails short of the number required by applicable laws and regulations.

Substitute Corporate Auditor Daiken Tsunoda

Directors who resigned during the Fiscal Year

Name	Position and responsibility	Significant concurrent positions	Other
Satoru Nakanishi	Director (Representative Director) Responsible for Consumer Business Planning Dept. and Consumer Finance & Transaction Business Dept.	Director of Sumitomo Mitsui Banking Corporation (Representative Director) Representative Director and President of SMFG Card & Credit, Inc.	He resigned on April 1, 2013.
Koichi Danno	Director Responsible for Corporate Risk Management Dept.	Director of Sumitomo Mitsui Banking Corporation	He resigned on April 1, 2013.
Jun Mizoguchi	Standing Corporate Auditor	Corporate Auditor of Sumitomo Mitsui Banking Corporation	He resigned on June 27, 2013.

(Note)    Position and responsibility and significant concurrent positions are reported as of the date of resignation.

(2)	Compensation, etc. for Directors and Corporate Auditors

Unit: millions of yen

Classification	Persons paid	Compensation, etc.
Directors	12	423
Corporate Auditors	7	127
Total	19	550

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.	In relation to “Compensation, etc.” for Directors, Directors do not receive an employee salary nor do they receive consideration for the performance of other duties.
3.

Maximum amount of compensation for Directors and Corporate Auditors were determined by the resolution at the General Meeting of Shareholders held on June 27, 2008, to be 480 million yen per year for Directors (of which 30 million yen for Outside Directors) and 180 million yen per year for Corporate Auditors. In addition, the maximum amount of compensation in the form of stock compensation-type stock options (stock acquisition rights) was determined by the resolution at the General Meeting of Shareholders held on June 29, 2010 to be 200 million yen per year for Directors (excluding Outside Directors) and 80 million yen per year for Corporate Auditors (excluding Outside Corporate Auditors).

	4.	The above-written amounts include expenses of 84 million yen related to the payment of Directors’ bonuses.
5.

The above-written amounts include expenses of 34 million yen (29 million yen for Directors and 4 million yen for Corporate Auditors) related to the allotment of stock compensation-type stock options (stock acquisition rights), granted to Directors and Corporate Auditors in the current fiscal year.

	6.	The above-written amounts include “Compensation, etc. for the Outside Directors and Outside Corporate Auditors” as mentioned below.

3.  Matters regarding Outside Directors and Outside Corporate Auditors

(1)	Concurrent Positions and Other Details on Outside Directors and Outside Corporate Auditors

Name	Concurrent positions and other details
Shigeru Iwamoto	Director of Sumitomo Mitsui Banking Corporation (outside) Chairman of Tokyo Keizai University
Yoshinori Yokoyama	Director of Sumitomo Mitsui Banking Corporation (outside)
Kuniaki Nomura	Director of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of MS&AD Insurance Group Holdings, Inc. (outside) Corporate Auditor of Dai Nippon Printing Co., Ltd. (outside)
Ikuo Uno

Executive Advisor to the Board of NIPPON LIFE INSURANCE COMPANY

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of TOYOTA MOTOR CORPORATION (outside)

Director of Panasonic Corporation (outside)

Director of FUJI KYUKO CO., LTD (outside)

Corporate Auditor of Odakyu Electric Railway Co., Ltd. (outside)

Corporate Auditor of Tohoku Electric Power Company, Incorporated (outside)

Corporate Auditor of West Japan Railway Company (outside)

Satoshi Itoh	Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside) Corporate Auditor of NISSHIN SEIFUN GROUP INC. (outside) Corporate Auditor of NEC Corporation (outside)
Rokuro Tsuruta

Corporate Auditor of Sumitomo Mitsui Banking Corporation (outside)

Director of TPR CO., LTD. (outside)

Corporate Auditor of J.FRONT RETAILING Co., Ltd. (outside)

Corporate Auditor of Mitsubishi Chemical Holdings Corporation (outside)

(Notes)	1.

Directors Messrs. Shigeru Iwamoto, Yoshinori Yokoyama and Kuniaki Nomura concurrently serve as Directors (outside) of SMBC, the Company’s subsidiary, while Corporate Auditors Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta concurrently serve as Corporate Auditors (outside) of SMBC.

	2.	There are no other relationships to be disclosed between the Company and the companies or entities in which the Outside Directors and Outside Corporate Auditors of the Company concurrently serve.

(2)	Major Activities of Outside Directors and Outside Corporate Auditors

Name	Period of service	Attendance of the Board of Directors meeting	Opinions issued at the Board of Directors meeting and other activities
Shigeru Iwamoto	4 years and 9 months	Attended all 12 meetings of the Board of Directors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Yoshinori Yokoyama	7 years and 9 months	Attended all 12 meetings of the Board of Directors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his broad knowledge of management and high level of insight.
Kuniaki Nomura	4 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as an attorney at law and high level of insight.
Ikuo Uno	8 years and 9 months	Attended 8 out of 12 meetings of the Board of Directors and 5 out of 6 meetings of the Board of Corporate Auditors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a chief executive and high level of insight.
Satoshi Itoh	4 years and 9 months	Attended 10 out of 12 meetings of the Board of Directors and all 6 meetings of the Board of Corporate Auditors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as Certified Public Accountant and high level of insight.
Rokuro Tsuruta	1 year and 9 months	Attended all 12 meetings of the Board of Directors and all 6 meetings of the Board of Corporate Auditors held in the 2013 fiscal year.	He mainly provides suggestions and comments based on his considerable experience as a public prosecutor and an attorney at law, and high level of insight.

(Note)    Periods of service of the Directors and Corporate Auditors above of less than one month have been omitted.

(3)	Liability Limitation Agreement

Name	Summary of Liability Limitation Agreement
Shigeru Iwamoto	In accordance with the provisions provided for in Article 427, Paragraph 1 of the Companies Act (the “Act”), the Company has entered into agreements with the Outside Directors and Outside Corporate Auditors stated in the left column to limit the liability provided for in Article 423, Paragraph 1 of the Act to the higher of either (i) ¥10 million or (ii) the minimum amount provided for in Article 427, Paragraph 1 of the Act.
Yoshinori Yokoyama
Kuniaki Nomura
Ikuo Uno
Satoshi Itoh
Rokuro Tsuruta

(4)	Compensation, etc. for the Outside Directors and Outside Corporate Auditors

Unit: millions of yen

	Persons paid	Compensation, etc. paid by the Company	Compensation, etc. paid by parent company, etc., of the Company
Total amount of compensation, etc.	6	43	43

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.

No expenses have been incurred in connection with the payment of bonuses and the allotment of stock compensation-type stock options (stock acquisition rights) for Outside Directors and Outside Corporate Auditors.

	3.	Compensation, etc. paid by parent company, etc., of the Company include the compensations and other payments from the Company’s subsidiary, SMBC.

4.  Matters regarding Shares of the Company

(1)	Number of Shares

(Number of shares)
Total number of shares authorized to be issued
Common stock	3,000,000,000
Preferred stock (Type 5)	167,000
Preferred stock (Type 7)	167,000
Preferred stock (Type 8)	115,000
Preferred stock (Type 9)	115,000

Total number of shares issued
Common stock	1,414,055,625

(2)	Number of Shareholders as of March 31, 2014

(Number of shareholders)
Common stock	310,594

(3)	Major Shareholders

Common Stock
Name of shareholder	Number of shares held and percentage of shares held
	Number of shares held (100 shares)	Percentage of shares held (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	645,333	4.57
The Master Trust Bank of Japan, Ltd. (Trust Account)	619,538	4.39
Sumitomo Mitsui Banking Corporation	428,209	3.03
THE BANK OF NEW YORK MELLON SA/NV 10	377,563	2.67
NATSCUMCO	245,178	1.73
STATE STREET BANK AND TRUST COMPANY	237,636	1.68
STATE STREET BANK AND TRUST COMPANY 505225	210,254	1.49
Japan Trustee Services Bank, Ltd. (Trust Account 9)	167,990	1.19
Japan Trustee Services Bank, Ltd. (Trust Account 1)	155,642	1.10
Japan Trustee Services Bank, Ltd. (Trust Account 6)	155,619	1.10

(Notes)	1.	Listed here are the top ten shareholders in terms of their respective ratio of stock holding against the total number of outstanding shares (excluding treasury shares).
	2.	Numbers of shares less than one hundred have been omitted and the percentage of shares held has been rounded down to the nearest second decimal place.

5.   Matters regarding Stock Acquisition Rights, etc. of the Company

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of the Company and its subsidiary SMBC, in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043

(1) Stock Acquisition Rights, etc. of the Company Held by the Company’s Officers at the End of the Fiscal Year
	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Directors (excluding Outside Directors)		Corporate Auditors (excluding Outside Corporate Auditors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights
First series stock acquisition rights	47	Common stock 4,700 shares	3	41	1	6
Second series stock acquisition rights	231	Common stock 23,100 shares	5	116	2	115
Third series stock acquisition rights	128	Common stock 12,800 shares	6	117	2	11
Fourth series stock acquisition rights	87	Common stock 8,700 shares	9	76	3	11
(2) Stock Acquisition Rights, etc. of the Company Granted to Employees, etc. during the Fiscal Year
	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Employees (Executive Officers)		Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries
			Number of persons granted	Number of stock acquisition rights	Number of persons granted	Number of stock acquisition rights
Fourth series stock acquisition rights	1,070	Common stock 107,000 shares	3	12	67	1,058

(Note)

Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries are reported, which includes Directors, Corporate Auditors and employees (Executive Officers) of subsidiaries who hold concurrent position(s) as Director, Corporate Auditor or employee (Executive Officer) of the Company.

6.  Matters regarding the Accounting Auditor

(1)	Accounting Auditor

Name	Compensation, etc. for the fiscal year	Other
KPMG AZSA LLC Tsutomu Takahashi Designated Limited Liability Partner Hiroshi Takahashi Designated Limited Liability Partner Yutaka Terasawa Designated Limited Liability Partner	Compensation, etc. pertaining to the activities specified in Article 2, Paragraph 1 of the Certified Public Accountants Act (Act No. 103 of 1948): 1,608 million yen	–
Of the above, compensation, etc. as Accounting Auditor: 228 million yen

(Notes)	1.	Amounts less than one million yen have been omitted.
	2.

The audit agreement between the Company and the Accounting Auditor does not and cannot practically distinguish between compensation, etc. for audits stipulated by the Companies Act and those stipulated by the Financial Instruments and Exchange Act. For this reason, “Of the above, compensation, etc. as Accounting Auditor” above includes the compensation, etc. amount for audits based on the Financial Instruments and Exchange Act.

	3.	Total amount of moneys and other financial benefits payable by the Company and subsidiaries (excluding unconsolidated subsidiaries) to the Accounting Auditor is 3,419 million yen.

(2)	Liability Limitation Agreement

Not applicable.

(3)	Other Matters regarding the Accounting Auditor

a.	Policy for Decisions on Dismissal or Nonreappointment of Accounting Auditor

Apart from cases of dismissal of an Accounting Auditor by the Board of Corporate Auditors as prescribed in Article 340 of the Companies Act, if it is determined to be difficult for an Accounting Auditor to appropriately execute his or her duty, the Company will forward a proposal for the dismissal or nonreappointment of the Accounting Auditor to the general meeting of shareholders, upon the consent or request of the Board of Corporate Auditors.

b.

From among the Company’s significant subsidiaries, Sumitomo Mitsui Banking Corporation Europe Limited, Sumitomo Mitsui Banking Corporation (China) Limited and SMBC Capital Markets, Inc. were audited by an Accounting Auditor other than the Company’s (or by person(s) with equivalent qualifications in foreign countries).

7.    System to Ensure Appropriate Conduct of Operations

The Board of Directors resolved to adopt systems to ensure the Company’s appropriate conduct of operations as follows:

Article 1. (System for the storage and management of information related to the execution of duties by Directors)

The Company appropriately stores and manages information related to the performance of Directors’ duties, in accordance with the standards for information management and document management.

Article 2. (Rules and other aspects of the system for managing risks of loss)

1.

For the appropriate management of risks of loss to the Group, the Company has established a set of “standards for the management of risks” to set forth fundamental matters for managing risks, and each type of risk of loss is comprehensively and systematically managed by the divisions in charge of managing risks of loss in cooperation with the divisions in charge of management planning.

2.

The basic policy for managing risks of loss to the Group is determined by resolution of the Group Executive Management Board, a body consisting of executives appointed by the President with the approval of the Board of Directors.

3.

The Group Executive Management Board, related executives, and divisions in charge of managing risks of loss conduct risk management in accordance with the basic policy for managing risks of loss to the Group approved in the preceding paragraph.

Article 3. (System for ensuring that the duties of the Directors are efficiently performed)

1.	To ensure that the duties of the Directors are efficiently performed, the Company formulates operating plans and manages operations and performance under the plans.
2.

Each Director appropriately shares the burden of duties, defines standards for organization, defines standards for the Group companies, and delegates authority to the Directors and employees according to those standards.

Article 4. (System for ensuring that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation)

1.

To ensure that the Directors and employees perform their duties in accordance with laws, regulations, and the Articles of Incorporation, the Company draws up business ethics, draws up a common philosophy of the Company’s social responsibility, formulates a compliance manual, and has the Directors and employees conform to the aforesaid.

2.

To make the compliance system of the Group work more effectively, the Company has the Board of Directors formulate an annual plan for compliance calling for specific measures such as the establishment of standards and training, and improves the system by going forward with the plan.

3.

To ensure propriety in accounting and reliability in financial reports, the Company formulates regulations for the evaluation of internal control over financial reports, improves and operates a system necessary for internal control for financial reports, and evaluates the effectiveness of the system.

4.

To discover and correct possible violations of laws and regulations by the Company, its Directors, and its employees, the Company appropriately operates a whistle-blowing system and takes steps to improve it.

5.

The Company has nothing whatsoever to do with antisocial forces. The Company rejects any unreasonable request or claim from the antisocial forces, does not engage in any under-the-table or finance to those entities and, takes appropriate legislative responses as necessary. The Company deals with antisocial forces systemically, in collaboration with relevant external agencies.

6.

The Company sets a Management Policy Concerning Conflicts of Interest as a basic principle of managing conflicts of interest. The Company develops a structure to appropriately manage conflicts of interest within the Group, so as not to harm our customers’ interests unduly.

7.

To prevent money laundering and financing for terrorism, the Company sets Rules of Control for the Prevention of Money Laundering, etc. as the Group’s basic principles, and manage and control under the rules.

8.

To review the implementation as mentioned above, the division in charge of internal audits on the independence of the divisions conducts internal audits and reports the results of the audits to the Board of Directors, Group Executive Management Board, etc.

Article 5. (System for ensuring appropriate business operations within the Group)

1.

The Company has established a Group Executive Management Board under the Board of Directors as a supreme decision-making body for the execution of duties and business administration over the Group. The Company executes important matters for the execution of duties after making judgments based on conferences in the Group Executive Management Board in accordance with basic policy determined by the Board of Directors.

2.	To keep a unified compliance system over the Group, the Company defines standards and prepares compliance manuals for the Group, and appropriately manages the manuals in accordance with the standards.
3.

For the assurance of the fairness and propriety of transactions among companies within the Group, the Company has established a set of administrative regulations for transactions within the Group to set forth a policy on transactions among companies within the Group, and operates and manages the transactions in accordance with the regulations. Additionally, among these transactions, those likely to have significant effects on management over the Group are decided by the Group Executive Management Board with the approval of the Board of Directors.

Article 6. (Matters regarding employees appointed for the support of Corporate Auditors, and matters regarding the independence of the appointed employees from Directors)

1.	To support the performance of the audits by Corporate Auditors, the Company has established an Office of Corporate Auditors.
2.

To ensure the independence of the employees in the Office of Corporate Auditors from the Directors, all personnel evaluations and personnel transfers for employees shall be approved by the Corporate Auditors.

Article 7. (System for reporting to the Board of Corporate Auditors or to Corporate Auditors, by Directors and employees)

1.

If the Directors and employees discover any fact likely to significantly harm the Company or the Group, or fraud or any significant fact contrary to laws, regulations, or the Articles of Incorporation, the Directors and employees promptly report the fact to the Corporate Auditors.

2.	If the Corporate Auditors ask the Directors and employees about the execution of their respective duties, the Directors and employees promptly report to the Corporate Auditors thereon.

Article 8. (System for ensuring effective auditing by the Corporate Auditors)

1.

The divisions in charge of internal audits closely cooperate with the Corporate Auditors and endeavor to enable the Corporate Auditors to effectively conduct audits when the Corporate Auditors request their cooperation.

2.

The Representative Director endeavors to improve the efficiency of the audit function carried out by the Corporate Auditors, by measures such as ensuring opportunities for the regular exchange of opinions with Corporate Auditors.

Consolidated Balance Sheet

(At March 31, 2014)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Cash and due from banks	32,991,113	Deposits	94,331,925
Call loans and bills bought	1,248,235	Negotiable certificates of deposit	13,713,539
Receivables under resale agreements	522,860	Call money and bills sold	4,112,428
Receivables under securities borrowing transactions	3,780,260	Payables under repurchase agreements	1,710,101
Monetary claims bought	3,552,658	Payables under securities lending transactions	5,330,974
Trading assets	6,957,419	Commercial paper	2,374,051
Money held in trust	23,120	Trading liabilities	4,779,969
Securities	27,152,781	Borrowed money	7,020,841
Loans and bills discounted	68,227,688	Foreign exchanges	451,658
Foreign exchanges	1,790,406	Short-term bonds	1,145,200
Lease receivables and investment assets	1,827,251	Bonds	5,090,894
Other assets	4,181,512	Due to trust account	699,329
Tangible fixed assets	2,346,788	Other liabilities	4,712,069
Assets for rent	1,436,703	Reserve for employee bonuses	69,419
Buildings	302,220	Reserve for executive bonuses	4,921
Land	445,043	Net defined benefit liability	45,385
Lease assets	8,529	Reserve for executive retirement benefits	2,004
Construction in progress	55,920	Reserve for point service program	20,355
Other tangible fixed assets	98,369	Reserve for reimbursement of deposits	14,858
Intangible fixed assets	819,895	Reserve for losses on interest repayment	190,182
Software	328,251	Reserve under the special laws	771
Goodwill	377,145	Deferred tax liabilities	103,390
Lease assets	80	Deferred tax liabilities for land revaluation	38,276
Other intangible fixed assets	114,418	Acceptances and guarantees	6,566,818
Net defined benefit asset	119,932	Total liabilities	152,529,368
Deferred tax assets	173,180	(Net assets)
Customers’ liabilities for acceptances and guarantees	6,566,818	Capital stock	2,337,895
Reserve for possible loan losses	(747,536)	Capital surplus	758,349
		Retained earnings	3,480,085
		Treasury stock	(175,115)
		Total stockholders’ equity	6,401,215
		Net unrealized gains on other securities	949,508
		Net deferred losses on hedges	(60,946)
		Land revaluation excess	35,749
		Foreign currency translation adjustments	27,239
		Remeasurements of defined benefit plans	(73,579)
		Total accumulated other comprehensive income	877,971
		Stock acquisition rights	1,791
		Minority interests	1,724,041
		Total net assets	9,005,019
Total assets	161,534,387	Total liabilities and net assets	161,534,387

Consolidated Statement of Income

(April 1, 2013 to March 31, 2014)

Unit: millions of yen

Account	Amount
Ordinary income		4,641,880
Interest income	1,805,015
Interest on loans and discounts	1,249,216
Interest and dividends on securities	343,905
Interest on call loans and bills bought	18,351
Interest on receivables under resale agreements	7,749
Interest on receivables under securities borrowing transactions	7,293
Interest on deposits with banks	38,162
Interest on lease transactions	60,545
Other interest income	79,790
Trust fees	2,472
Fees and commissions	1,112,429
Trading income	211,881
Other operating income	1,203,500
Lease-related income	149,916
Installment-related income	648,130
Other	405,453
Other income	306,579
Gains on reversal of reserve for possible loan losses	136,212
Recoveries of written-off claims	9,657
Other income	160,709
Ordinary expenses		3,209,548
Interest expenses	320,846
Interest on deposits	105,111
Interest on negotiable certificates of deposit	39,035
Interest on call money and bills sold	3,503
Interest on payables under repurchase agreements	4,106
Interest on payables under securities lending transactions	3,494
Interest on commercial paper	6,606
Interest on borrowed money	34,804
Interest on short-term bonds	1,240
Interest on bonds	91,182
Other interest expenses	31,761
Fees and commissions payments	127,840
Other operating expenses	988,380
Lease-related expenses	68,747
Installment-related expenses	608,349
Other	311,283
General and administrative expenses	1,569,945
Other expenses	202,536
Ordinary profit		1,432,332
Extraordinary gains		5,228
Gains on disposal of fixed assets	2,632
Gains on negative goodwill	1,031
Other extraordinary gains	1,564
Extraordinary losses		14,866
Losses on disposal of fixed assets	11,227
Losses on impairment of fixed assets	3,348
Provision for reserve for eventual future operating losses from financial instruments transactions	289
Income before income taxes and minority interests		1,422,694
Income taxes-current	290,186
Income taxes-deferred	168,618
Income taxes		458,805
Income before minority interests		963,889
Minority interests in net income		128,532
Net income		835,357

Consolidated Statement of Changes in Net Assets

(April 1, 2013 to March 31, 2014)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Balance at April 1, 2013	2,337,895	758,630	2,811,474	(227,373)	5,680,627
Adjustment due to changes in accounting policies as a result of revisions to accounting standards			(168)		(168)
Changes in the year
Cash dividends			(169,973)		(169,973)
Net income			835,357		835,357
Purchase of treasury stock				(500)	(500)
Disposal of treasury stock		(281)		52,759	52,477
Increase due to increase in subsidiaries			6		6
Increase due to decrease in subsidiaries			4		4
Decrease due to increase in subsidiaries			(5)		(5)
Decrease due to decrease in subsidiaries			(7)		(7)
Reversal of land revaluation excess			3,398		3,398
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	(281)	668,779	52,258	720,755
Balance at March 31, 2014	2,337,895	758,349	3,480,085	(175,115)	6,401,215

	Accumulated other comprehensive income						Stock acquisition rights	Minority interests	Total net assets
	Net unrealized gains on other securities	Net deferred losses on hedges	Land revaluation excess	Foreign currency translation adjustments	Remeasure- ments of defined benefit plans	Total accumulated other comprehens- ive income
Balance at April 1, 2013	755,753	(32,863)	39,129	(97,448)	-	664,570	1,260	2,096,760	8,443,218
Adjustment due to changes in accounting policies as a result of revisions to accounting standards								802	634
Changes in the year
Cash dividends									(169,973)
Net income									835,357
Purchase of treasury stock									(500)
Disposal of treasury stock									52,477
Increase due to increase in subsidiaries									6
Increase due to decrease in subsidiaries									4
Decrease due to increase in subsidiaries									(5)
Decrease due to decrease in subsidiaries									(7)
Reversal of land revaluation excess									3,398
Net changes in items other than stockholders’ equity in the year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400	531	(373,521)	(159,589)
Net changes in the year	193,754	(28,082)	(3,380)	124,687	(73,579)	213,400	531	(373,521)	561,166
Balance at March 31, 2014	949,508	(60,946)	35,749	27,239	(73,579)	877,971	1,791	1,724,041	9,005,019

Non-Consolidated Balance Sheet

(At March 31, 2014)

Unit: millions of yen

Account	Amount	Account	Amount
(Assets)		(Liabilities)
Current assets	124,042	Current liabilities	1,233,133
Cash and due from banks	79,901	Short-term borrowings	1,228,030
Prepaid expenses	31	Accounts payable	916
Accrued income	51	Accrued expenses	3,275
Accrued income tax refunds	42,244	Income taxes payable	17
Other current assets	1,814	Business office taxes payable	7
		Reserve for employee bonuses	157
		Reserve for executive bonuses	98
		Other current liabilities	630
Fixed assets	6,155,756	Fixed liabilities	392,900
Tangible fixed assets	1	Bonds	392,900
Buildings	0	Total liabilities	1,626,033
Equipment	1	(Net assets)
Intangible fixed assets	267	Stockholders’ equity	4,652,131
Software	267	Capital stock	2,337,895
Investments and other assets	6,155,487	Capital surplus	1,583,721
Investments in subsidiaries and affiliates	6,155,487	Capital reserve	1,559,374
		Other capital surplus	24,347
		Retained earnings	743,081
		Other retained earnings	743,081
		Voluntary reserve	30,420
		Retained earnings brought forward	712,661
		Treasury stock	(12,566)
		Stock acquisition rights	1,634
		Total net assets	4,653,766
Total assets	6,279,799	Total liabilities and net assets	6,279,799

Non-Consolidated Statement of Income

(April 1, 2013 to March 31, 2014)

Unit: millions of yen

Account	Amount
Operating income		220,309
Dividends on investments in subsidiaries and affiliates	206,833
Fees and commissions received from subsidiaries	13,476
Operating expenses		25,256
General and administrative expenses	8,788
Interest on bonds	16,468
Operating profit		195,052
Non-operating income		141
Interest income on deposits	57
Fees and commissions income	5
Other non-operating income	78
Non-operating expenses		6,172
Interest on borrowings	6,170
Fees and commissions payments	2
Ordinary profit		189,021
Income before income taxes		189,021
Income taxes-current	3
Total income taxes		3
Net income		189,018

Non-Consolidated Statement of Changes in Net Assets

(April 1, 2013 to March 31, 2014)

Unit: millions of yen

	Stockholders’ equity
	Capital stock	Capital surplus
		Capital reserve	Other capital surplus	Total capital surplus
Balance at April 1, 2013	2,337,895	1,559,374	24,343	1,583,717
Changes in the year
Cash dividends
Net income
Purchase of treasury stock
Disposal of treasury stock			3	3
Net changes in items other than stockholders’ equity in the year
Net changes in the year	-	-	3	3
Balance at March 31, 2014	2,337,895	1,559,374	24,347	1,583,721

	Stockholders’ equity					Stock acquisition rights	Total net assets
	Retained earnings			Treasury stock	Total stockholders’ equity
	Other retained earnings		Total retained earnings
	Voluntary reserve	Retained earnings brought forward
Balance at April 1, 2013	30,420	699,913	730,333	(12,082)	4,639,865	1,140	4,641,005
Changes in the year
Cash dividends		(176,270)	(176,270)		(176,270)		(176,270)
Net income		189,018	189,018		189,018		189,018
Purchase of treasury stock				(500)	(500)		(500)
Disposal of treasury stock				16	19		19
Net changes in items other than stockholders’ equity in the year						494	494
Net changes in the year	-	12,747	12,747	(484)	12,266	494	12,760
Balance at March 31, 2014	30,420	712,661	743,081	(12,566)	4,652,131	1,634	4,653,766

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 12, 2014

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets, basis of presentation, significant accounting policies and the related notes, of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2014 and for the year from April 1, 2013 to March 31, 2014 in accordance with Article 444(4) of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[The Independent Auditor’s Report herein is the English translation of the Independent Auditor’s Report (issued in the Japanese language) as required by the Companies Act.]

Independent Auditor’s Report

May 12, 2014

The Board of Directors

Sumitomo Mitsui Financial Group, Inc.

KPMG AZSA LLC

Tsutomu Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Hiroshi Takahashi (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

Yutaka Terasawa (Seal) Designated Limited Liability Partner Engagement Partner Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of income and the statement of changes in net assets, significant accounting policies and other explanatory information, and the supplementary schedules of Sumitomo Mitsui Financial Group, Inc. as of March 31, 2014 and for the year from April 1, 2013 to March 31, 2014 in accordance with Article 436(2)(i) of the Companies Act.

Management’s Responsibility for the Financial Statements and Others

Management is responsible for the preparation and fair presentation of the financial statements and the supplementary schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of financial statements and the supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an independent opinion on the financial statements and the supplementary schedules based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Sumitomo Mitsui Financial Group, Inc. for the period, for which the financial statements and supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Other Matter

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

[English Translation of the Board of Corporate Auditors’ report Originally Issued in the Japanese Language]

Audit Report

The Board of Corporate Auditors, following deliberations on the reports made by each Corporate Auditor concerning the audit of execution of duties by Directors of the Company for the 12th fiscal year from April 1, 2013 to March 31, 2014, has prepared this audit report as a unanimous opinion of the Board of Corporate Auditors, consisting of six members, and hereby report as follows:

1.	Auditing Method Used by Each Corporate Auditor and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established auditing policies, including allocation of duties, and received reports from each Corporate Auditor regarding the progress and results of audits, as well as received reports from the Directors, other relevant personnel, and the Accounting Auditor regarding the execution of their duties, and sought explanations as necessary.

In accordance with the auditing policies, including allocation of duties for Corporate Auditors established by the Board of Corporate Auditors, each Corporate Auditor endeavored to gather information and create an improved environment for auditing through regular communication with the Directors, the Audit Department, and other relevant personnel. Corporate Auditors also attended meetings of the Board of Directors and other important meetings, received reports from the Directors, employees and other relevant personnel regarding the execution of their duties, sought explanations as necessary, inspected important internal-approval documents, and examined the operations and financial position of the Company. In addition, Corporate Auditors received reports from the Directors and other relevant personnel with respect to the content of resolutions made by the Board of Directors regarding the development of systems necessary to ensure that the execution of duties by the Directors complies with the laws and regulations and with the Company’s Articles of Incorporation and other systems prescribed by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act of Japan as systems necessary to ensure the properness of operations of the Company’s business, and sought their explanations as necessary. Moreover, Corporate Auditors received reports on the status of establishment and operations of such systems that have been developed in compliance with such resolutions (internal control systems) from the Directors and other relevant personnel and also sought their explanations as necessary. In regard to the Company’s internal control over financial reporting, Corporate Auditors received reports on the assessment of such internal control from the Directors and other relevant personnel; reports on the status of audit thereof from KPMG AZSA LLC, and also sought their explanations as necessary. As for the subsidiaries of the Company, Corporate Auditors have shared information with the Directors and Corporate Auditors and other related persons of the subsidiaries and, when necessary, received reports from the subsidiaries regarding their businesses. Based on the foregoing method, we examined the business report and the supplementary schedules for this fiscal year.

Furthermore, the Corporate Auditors also monitored and examined whether the Accounting Auditor maintained its independence and implemented appropriate audits, as well as received reports from the Accounting Auditor regarding the execution of its duties and sought explanations as necessary. Corporate Auditors also received notification from the Accounting Auditor that “System for ensuring appropriate execution of the duties of the Accounting Auditor” (as enumerated in each Item of Article 131 of the Company Accounting Regulation Ordinance) has been prepared in accordance with the “Quality Control Standards for Auditing” (issued by the Business Accounting Council on October 28, 2005) and other relevant standards, and sought explanations as necessary. Based on the foregoing method, the Corporate Auditors reviewed the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, and consolidated statement of changes in net assets) as well as the non-consolidated financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, and non-consolidated statement of changes in net assets) and supplementary schedules thereto.

2.	Audit Results
(1)	Audit Results on the Business Report, etc.

A.

In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations as well as the Articles of Incorporation of the Company.

B.

We have found no evidence of misconduct or material facts in violation of the applicable laws and regulations, nor of any violation with respect to the Articles of Incorporation of the Company, related to performance of duties by the Directors.

C.

In our opinion, the content of the resolutions of the Board of Directors regarding the internal control systems is appropriate. In addition, we have found no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control systems including the internal control over financial reporting.

(2)	Results of Audit of the Consolidated Financial statements

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

(3)	Results of Audit of the Financial statements and Supplementary Schedules

In our opinion, the method and the results of the audit used and conducted by KPMG AZSA LLC, the Accounting Auditor, are appropriate.

May 13, 2014

The Board of Corporate Auditors of Sumitomo Mitsui Financial Group, Inc.

Standing Corporate Auditor (Full-Time)	Koichi Minami (Seal)
Standing Corporate Auditor (Full-Time)	Yoji Yamaguchi (Seal)
Standing Corporate Auditor (Full-Time)	Shin Kawaguchi (Seal)
Corporate Auditor	Ikuo Uno (Seal)
Corporate Auditor	Satoshi Itoh (Seal)
Corporate Auditor	Rokuro Tsuruta (Seal)

(Note)	Messrs. Ikuo Uno, Satoshi Itoh and Rokuro Tsuruta are Outside Corporate Auditors pursuant to Article 2, Item 16 and Article 335, Paragraph 3 of the Companies Act of Japan.